Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements: Form S-8 No. 333-197690 pertaining to the Textron Savings Plan and the Textron Canada Savings Plan, Form S-8 No. 333-205932 pertaining to the 2015 Long-Term Incentive Plan, Form S-8 No. 333-124723 pertaining to the 1999 Long-Term Incentive Plan, Form S-8 No. 333-144977 pertaining to the 2007 Long-Term Incentive Plan, and Form S-3 No. 333-197664 pertaining to the automatic shelf registration of common stock, preferred stock, senior debt securities and subordinated debt securities of Textron Inc. of our reports dated February 24, 2016, with respect to the Consolidated Financial Statements and schedule of Textron Inc. and the effectiveness of internal control over financial reporting of Textron Inc. included in this Annual Report (Form 10-K) for the year ended January 2, 2016.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 24, 2016